UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

ONYX PHARMACEUTICALS, INC.

(Name of Subject Company)

ARENA ACQUISITION COMPANY

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

683399109

(Cusip Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Francis J. Aquila, Esq.

Matthew G. Hurd, Esq.

Sarah P. Payne, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,706,491,500	$1,460,365

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Onyx Pharmaceuticals, Inc. (“Onyx”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $125.00, the tender offer price, by (b) the sum of (i) 73,430,031, the number of issued and outstanding shares of Onyx common stock, (ii) 5,515,461, the number of shares of Onyx common stock subject to issuance pursuant to options to purchase shares of Onyx common stock, (iii) 757,680, the number of shares of Onyx common stock subject to issuance pursuant to Onyx restricted stock units, performance stock units and all other rights of any kind, contingent or accrued, to receive Shares or benefits measured by the value of a number of Shares and awards of any kind consisting of Shares granted and outstanding under Onyx’s 2005 Equity Incentive Plan, as amended, 1996 Equity Incentive Plan and 1996 Non-Employee Director Stock Option Plan, (iv) 11,383, the number of shares of Onyx common stock reserved for the issuance of purchase rights pursuant to the Onyx’s 1996 Employee Stock Purchase Plan, as amended, and (v) 5,937,377, the number of shares of Onyx common stock issuable upon conversion of the Company’s 4.00% Convertible Senior Notes due 2016 (including the effect of any make-whole provision and assuming conversions are settled in full in shares of Onyx common stock), assuming the effectiveness thereof occurred on the Expiration Date, regardless of the conversion or exercise price or other terms and conditions thereof. The foregoing share figures have been provided by the issuer to the offerors and are as of August 23, 2013, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,460,365	Filing Party: Amgen Inc. and Arena Acquisition Company
Form or Registration No.: Schedule TO.	Date Filed: September 3, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Amgen Inc., a Delaware corporation (“Amgen”), and Arena Acquisition Company (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amgen, with the Securities and Exchange Commission on September 3, 2013 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.001 per share (the “Shares”), of Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”), that are issued and outstanding at a price of $125.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 7 and 12 as reflected below.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“We estimate that we will need approximately $10.6 billion to purchase all Shares pursuant to the Offer and the Merger, to fund amounts that may become payable under the Convertible Senior Notes and to pay related fees and expenses. Amgen, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger and related fees and expenses. Amgen expects to fund such cash requirements from a combination of its available cash and committed financing facilities, as described below.

Repurchase Agreement

On August 24, 2013, Amgen entered into a Master Repurchase Agreement (the “Repurchase Agreement”) with Bank of America, N.A. (“Bank of America”), pursuant to which Amgen has the right, subject to the terms and conditions of the Repurchase Agreement summarized below, to sell to Bank of America 34,097 shares of Class A Preferred Stock (the “Purchased Securities”) of its wholly owned subsidiary, ATL Holdings Limited (“ATL Holdings”), in one or more transactions prior to February 24, 2014 for an aggregate purchase price of $3.1 billion in cash with respect to the Purchased Securities.

Pursuant to the Repurchase Agreement, Amgen is obligated to repurchase from Bank of America, and Bank of America is obligated to resell to Amgen, the Purchased Securities on the repurchase date, which is scheduled to be the date occurring five years after the initial sale of the Purchased Securities, for an aggregate repurchase price equal to the aggregate purchase price paid by Bank of America for such Purchased Securities plus any accrued and unpaid “price differential” (as described below).

ATL Holdings is an entity distinct from Amgen and its other subsidiaries, with separate assets and liabilities. The Class A Preferred Stock is fully participating with ATL Holdings’ common stock as to earnings and appreciation, and provides for a liquidation preference of $100,000 per share and a quarterly dividend on the liquidation preference equal to the amount accumulated on the liquidation preference at a floating interest rate of the greater of (a) LIBOR minus 0.25% per annum and (b) 0.01% per annum. Bank of America is required to remit to Amgen any dividends and other distributions that it receives on the Purchased Securities, unless an event of default with respect to Amgen has occurred and is continuing under the Repurchase Agreement. Under the Repurchase Agreement, Amgen is obligated to make monthly “price differential” payments to Bank of America based on the outstanding purchase price of the Purchased Securities at a floating interest rate of LIBOR plus 1.10% which are calculated and accrue on a daily basis. Any unused commitments under the Repurchase Agreement will also be subject to an undrawn fee of 0.10% per annum.

The Repurchase Agreement contains events of default that are customary for repurchase agreements, including failure of Amgen to transfer, or failure of Bank of America to purchase, the Purchased Securities when required; failure of Amgen to repurchase, or failure by Bank of America to transfer, the Purchased Securities on the repurchase date; failure to pay amounts when due; insolvency events; breaches of representations; and unpermitted assignments. Under the Repurchase Agreement, Amgen may repurchase all, or, subject to certain limitations, a portion, of the Purchased Securities at any time. Upon the occurrence and continuance of an event of default, the non-defaulting party has the right to accelerate, or in the case of the occurrence of an insolvency event of Amgen, Bank of America will be deemed to have accelerated, the repurchase date.

In connection with the Repurchase Agreement, Amgen will enter into an ancillary agreement with Bank of America (the “Ancillary Agreement”), which contains a number of representations and covenants of Amgen, including agreements by Amgen intended to maintain the status of ATL Holdings as an entity distinct from Amgen and its other subsidiaries.

The obligations of Bank of America to purchase the Class A Preferred Stock are subject to conditions customary for transactions of this type. Amgen expects to utilize the proceeds of any sales under the Repurchase Agreement to effectuate the Offer.

The foregoing summaries of the Repurchase Agreement and the Ancillary Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the agreements. The form of Repurchase Agreement is filed as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference. The form of the Certificate of Designations in respect of the Class A Preferred Stock is included as Exhibit IV to the Repurchase Agreement. The form of Ancillary Agreement is included as Exhibit III to the Repurchase Agreement.

Commitment Letter for Term and Bridge Loans

On August 24, 2013, Amgen entered into a Commitment Letter (the “Commitment Letter”) with Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMS”) and Barclays Bank PLC (“Barclays”, together with Bank of America, MLPFS, JPMCB and JPMS, the “Commitment Parties”) pursuant to which the Commitment Parties committed, subject to the terms of the Commitment Letter, to provide Amgen with: up to $1.65 billion of an up to $5.0 billion senior unsecured term loan facility of Amgen (the “Term Loan Facility”); in the event the Bridge B Facility (as defined below) has been fully drawn or is terminated, up to $500.0 million in senior unsecured loans (the “Bridge A Facility”); and to the extent the Term Loan Facility is not syndicated and/or Amgen has not issued other debt prior to the date of consummation of the Merger in connection with a successful Offer, up to $5.0 billion in senior unsecured loans (the “Bridge B Facility;” together with the Bridge A Facility, the “Bridge Facilities;” and, together with the Term Loan Facility, the “Credit Facilities”).

The Credit Facilities are intended to finance the Offer and to pay fees and expenses incurred in connection with consummation of the Merger. The Bridge Facilities will mature 364 days after the closing date and are expected to bear interest at a rate tied to LIBOR, subject to periodic adjustments. Amgen may only borrow amounts under the Credit Facilities upon consummation of the Merger in connection with a successful Offer, in accordance with the terms of the Merger Agreement, prior to February 24, 2014. The Credit Facilities are also subject to other terms and conditions customary for commitments of this type.

The foregoing summary of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(2) to the Schedule TO, which is incorporated herein by reference.

Term Loan Facility Credit Agreement

On September 20, 2013 Amgen entered into the Term Loan Facility credit agreement with Bank of America, N.A., as administrative agent, the banks party thereto and the other agents and arrangers party thereto, providing for a total of $5.0 billion in senior unsecured term loans. The senior unsecured term loans under the Term Loan Facility credit agreement are subject to quarterly amortization equal to 2.5% of the original aggregate principal amount thereof and the remaining principal balance will mature, and be payable in full, on the fifth anniversary of the closing date of Amgen’s acquisition of Onyx.

The senior unsecured term loans under the Term Loan Facility credit agreement will bear interest at an annual rate of, at Amgen’s option, either (i) the applicable LIBOR rate plus between 0.750% and 1.625%, depending on the rating of Amgen’s senior long-term unsecured debt or (ii) the highest of (A) Bank of America, N.A.’s publicly announced “prime rate”, (B) the overnight federal funds rate plus 0.50% and (C) one month LIBOR plus 1.00% (such highest rate, the “base rate”), plus between 0.000% and 0.625%, depending on the rating of Amgen’s senior long-term unsecured debt. Based on Amgen’s current ratings, as of September 20, 2013, senior unsecured term loans under the Term Loan Facility credit agreement will bear interest at an annual rate of, at Amgen’s option, the applicable LIBOR rate plus 1.00% or the base rate.

The Term Loan Facility credit agreement contains customary affirmative and negative covenants, including limitations on mergers, consolidations and sales of assets, limitations on liens and sales and leasebacks, limitations on transactions with affiliates and limitations on subsidiary indebtedness as well as other customary terms and provisions, including the right to repay the senior unsecured term loans under the term loan facility credit agreement at any time without premium or penalty. In addition, the Term Loan Facility credit agreement contains a maximum ratio of total debt to the sum of net worth and total debt, each on a consolidated basis.

The foregoing summary of the Term Loan Facility credit agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Term Loan Facility credit agreement, a copy of which is filed as Exhibit (b)(3) to the Schedule TO, which is incorporated herein by reference.

The credit facilities described in this document may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the credit facilities are not available at the expiration of the Offer. No plans have been made to finance or repay the credit facilities after the consummation of the transactions contemplated by the Merger Agreement.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the consummation of the Offer is not subject to any financing condition; (ii) the Offer is being made for all Shares solely for cash; (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and (iv) we, through Amgen, will have sufficient funds, through available cash and committed financing facilities, to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(b)(3)     Term Loan Facility Credit Agreement, dated as of September 20, 2013, among Amgen Inc., the Banks therein named, Bank of America, N.A., as Administrative Agent, and Barclays Bank PLC and JPMorgan Chase Bank, N.A., as Syndication Agents.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2013

AMGEN INC.

By:	/s/ David J. Scott
Name: David J. Scott
Title: Senior Vice President, General Counsel
and Secretary

ARENA ACQUISITION COMPANY

By:	/s/ David J. Scott
Name: David J. Scott
Title: Senior Vice President, General Counsel
and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated September 3, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in the New York Times on September 3, 2013.*

(a)(5)(i)	Joint Press Release issued by Amgen and Onyx dated August 25, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(a)(5)(ii)	Slide Presentation, dated August 26, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(a)(5)(iii)	Transcript of Investor Conference held by Amgen on August 26, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(a)(5)(iv)	Joint Press Release issued by Amgen and Onyx dated September 18, 2013.*

(a)(5)(v)	Questions and Answers for Employees of Onyx Pharmaceuticals, Inc.*

(b)(1)	Master Repurchase Agreement, dated August 24, 2013, by and between Amgen Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(b)(2)	Commitment Letter, dated August 24, 2013, between Amgen Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(b)(3)	Term Loan Facility Credit Agreement, dated as of September 20, 2013, among Amgen Inc., the Banks therein named, Bank of America, N.A., as Administrative Agent, and Barclays Bank PLC and JPMorgan Chase Bank, N.A., as Syndication Agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on September 20, 2013).

(d)(1)	Agreement and Plan of Merger, dated August 24, 2013, by and among Amgen, Purchaser and Onyx (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on August 26, 2013).

(d)(2)	Confidentiality Agreement, dated July 12, 2013, between Amgen and Onyx.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.